WOODSIDE
AUSTRALIAN ENERGY

02 AUG -1 AM 9:11

18 July 2002

02042975

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Woodside announcing an oil appraisal success in the Gulf of Mexico, lodged with the Australian Stock Exchange ("ASX") on 18 July 2002.
- Quarterly Report for the Period Ended 30 June 2002, lodged with the ASX on 18 July 2002.
- Open Briefing, Woodside Production Outlook, lodged with the ASX on 18 July 2002.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday 18 July 2002
08:00 (WST)

Woodside Announces Oil Appraisal Success in the Gulf of Mexico

Woodside Petroleum Ltd, reports that the Neptune-3 well, in the deepwater Gulf of Mexico, encountered a 450 feet gross hydrocarbon column with approximately 130 feet of net oil pay in the target sequence. An additional 20 feet of net oil pay was also encountered in another reservoir.

Neptune-3 well data has also demonstrated that the oil has better flow characteristics than previously identified from Neptune-2. Further drilling, to commence within six months, will be necessary to determine the size and commerciality of the find. The Neptune field lies along trend from BP/BHP's developments at Mad Dog and Atlantis.

Woodside's Managing Director, Mr John Akehurst, said that "The Neptune-3 result is certainly *promising. One of Woodside's stated objectives is to become a significant oil producer in the* Gulf of Mexico. This is an important forward step".

Woodside's interest in the Neptune field was acquired on April 25, 2002 when its wholly owned subsidiary company Woodside Energy (USA) Inc. entered into agreements to jointly explore on up to 14 blocks in the Atwater Valley area of the Gulf of Mexico. By participating in drilling the Neptune-3 well, Woodside has earned a 20% interest in the field. Mr Akehurst also confirmed that later this year Woodside will participate in drilling the nearby Kansas prospect to earn a one-sixth interest.

Drilling on Neptune-3 began June 8 2002, in Atwater Valley Block 617 using the BHP Billiton-operated drillship C.R. Luigs. A full logging suite was taken in the well, which was drilled in waters approximately 6,140 feet deep to a total depth of 18,643 feet (from the deck of the drillship). As at 17 July, the well was being temporarily abandoned pending decisions on re-entry to appraise further drilling targets.

Woodside owns a 20% interest in the Neptune discovery which is operated by BHP Billiton (50% interest), with Marathon Oil Company holding a 30% interest.

MEDIA INQUIRIES
Woodside Energy Ltd.
Erica Smyth, General Manager External Affairs
W: (08) 9348 5180 M: 0419 358 706

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Glenister Lamont, Investor Relations Manager
W: (08) 9348 4283 M: 0417 541 305

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 30 JUNE 2002

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 June 2002 was as follows:

		Qtr 2 2002	Qtr 2 2001	1st Half 2002	1st Half 2001
DOMESTIC GAS	Deliveries (av. tj/day)	224	264	245	260
LIQUEFIED NATURAL GAS	Production (Tonnes)	272,457	301,119	592,637	610,749
	Sales (Tonnes) Delivered	247,504	268,035	580,584	592,663
	Cargoes Delivered	26	28	61	62
CONDENSATE	Production (Barrels)	2,293,118	2,057,471	4,686,716	4,196,741
	Sales (Barrels)	2,608,732	2,202,137	4,559,592	4,119,430
COSSACK OIL	Production (Barrels)	1,896,637	1,757,008	3,747,109	3,577,628
	Sales (Barrels)	1,896,500	1,273,114	3,880,117	3,244,326
LAMINARIA OIL	Production (Barrels)	3,685,274	5,062,113	7,520,951	10,871,243
	Sales (Barrels)	3,901,263	5,009,465	6,819,600	10,949,132
LEGENDRE OIL	Production (Barrels)	1,190,058	436,825	2,682,389	436,825
	Sales (Barrels)	1,066,085	289,328	2,530,345	289,328
LIQUEFIED PETROLEUM GAS	Production (Tonnes)	34,925	31,648	68,084	62,088
	Sales (Tonnes)	-	42,863	39,790	42,863

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was below plan due to the BHPB-DRI plant shutdown, which commenced on 12 March 2002 and continued through quarter 2.
- LNG: production in Q2 was impacted by the planned shutdown of LNG train 1 for regular maintenance. Average production for the quarter was 17,964 tonnes per day (Woodside share 2,994 tonnes per day).
- Condensate: steady production at 105,678 bbl per day (Woodside share 25,199 bbl per day) was slightly below plan mainly as a result of reduced gas demand from BHPB-DRI. However overall production was up on the previous half, due to increased production from the condensate rich Echo/Yodel field.
- Cossack Pioneer Oil: high facility uptime and continued good reservoir performance contributed to production above plan at 125,053 bbl per day (Woodside share 20,842 bbls per day). Cossack Pioneer exported its 300th oil cargo on 16 April. Total volume exported since start-up of 185m barrels.
- LPG: steady production at 2,303 tonnes per day (Woodside share 384 tonnes per day).

Laminaria and Corallina

- Production from Laminaria/Corallina Phase 1 was ahead of plan at an average of 80,179 bbl/d (Woodside share 37,806 bbl/d).

- Production from Laminaria phase II wells (Laminaria - 7 and - 8) commenced 10 June 2002 and produced at an average rate of 54,266 bbl/d (Woodside share 24,365 bbl/d) to end June.

Legendre

- Production was maintained at an average of 28,467 bbl/day (Woodside share 13,078 bbl/day). Legendre achieved the milestone of 10m barrels production on 9 April. Output was up on the previous corresponding period because production only commenced in April 2001.
- The production rate at the end of the quarter was 35,000 bbl/day.
- Production is currently constrained by gas injection well performance; a plan to enhance injectivity is in place.
- Oil uptime was affected by a planned shutdown during May.

EXPLORATION DRILLING PROGRAM

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Norfolk-2	Australia	WA-191-P	8.2	9 metre net oil column
Exeter-1	Australia	WA-191-P	10.93	19 metre net oil column
Mutineer-2	Australia	WA-191-P	8.2	Dry hole
Exeter-2	Australia	WA-191-P	10.93	9 metre net oil column
Laminaria North-1	Australia	AC/L5	66.67%	Dry hole
Lantana-1	Australia	AC/P4	80	Dry hole

EXPLORATION INVESTMENTS/DIVESTMENTS

Equity acquired/disposed during the quarter:

Location	Permit No. or Description	Woodside's Interest (%) Increase (Decrease)	Current Interest %	Remarks
Australia	EPP31	40.00	40.00	Gazettal award
Australia	WA-215-P	(40.00)	-	Withdrawal
Australia	WA-248-P	(20.00)	80.00	Farmout
Australia	VIC/RL9	50.00	100.00	Purchase
Australia	VIC/RL10	50.00	100.00	Purchase
USA	MC993	45.00	45.00	Lease Sale
USA	AT573	20.00	20.00	Farmin
USA	AT574	20.00	20.00	Farmin
USA	AT575	20.00	20.00	Farmin
USA	AT617	20.00	20.00	Farmin
USA	AT618	20.00	20.00	Farmin
USA	AT445	16.66	16.66	Farmin
USA	AT446	16.66	16.66	Farmin
USA	AT488	16.66	16.66	Farmin

USA	AT489	16.66	16.66	Farmin
USA	AT490	16.66	16.66	Farmin
USA	AT491	16.66	16.66	Farmin
USA	AT534	16.66	16.66	Farmin
USA	AT529	16.66	16.66	Farmin
USA	GC569	16.66	16.66	Farmin
Algeria	Block 401d	35.00	35.00	Farmin

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Quarter 2 2002	Quarter 2 2001	1st Half 2002	1st Half 2001
Sales Revenue ($M)				
Gas				
Domgas & LNG	134.7	148.5	303.3	327.8
Liquids				
Condensate	107.2	95.8	166.3	174.3
Cossack Oil	73.8	58.4	146.2	147.0
Laminaria Oil	149.4	212.2	241.2	473.3
Legendre Oil	38.6	15.1	92.2	15.1
Liquefied Petroleum Gas	-	22.3	14.3	21.6
Total	503.7	552.3	963.5	1,159.1
Capital Expenditure ($M)				
Exploration	31.7	117.7	41.0	188.5
Property, Plant & Equipment, Evaluation & Development	93.6	76.4	196.8	210.9
Total	125.3	194.1	237.8	399.4

- The commissioning of Laminaria Phase II in early June means production and revenues from Laminaria are planned to be significantly higher in the second half.
- Construction of the NWSV A$800 million 2nd trunkline for Train 4 commenced on 7 June, 2002 and capital expenditure will increase in the second half in line with plan.
- Exploration expenditure is planned to be significantly higher in the second half with drilling of wells in Mauritania and the Gulf of Mexico.

KAREN LANGE
COMPANY SECRETARY

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

Woodside Petroleum Limited
1 Adelaide Terrace
Perth WA 6000

Date of Lodgement : 18-July-2002

Title : Open Briefing. Woodside. Production Outlook

corporatefile.com.au
Woodside Petroleum Ltd's share of production from Laminaria was 7.5 million barrels of oil for the half year to 30 June 2002, down from 10.9 million barrels previous corresponding period. The original Phase 2 development didn't go to plan and the development was redesigned using two vertical wells rather than two horizontal wells. Is Laminaria Phase 2 now performing within your expectations and what are your production expectations for Laminaria (WPL circa 46%) overall?

Director Australian Oil Keith Spence
The current Laminaria Phase 2 wells, Laminaria-7 and -8, are performing above our expectations. These are the redesigned vertical wells.

Production and revenues from Laminaria will be significantly higher in the December 2002 half now that Phase 2 has successfully commissioned. Production from the Phase 2 wells will more than offset a decline from Phase 1.

Phase 1 production at Laminaria was actually ahead of plan at an average rate of 80,179 barrels per day for the first half. The Phase 2 wells were brought on stream on 10 June, ahead of our target of 1 July. When the Northern Endeavour recommenced production, that's Phase 1 and Phase 2 combined, it came on stream at a rate of 137,500 barrels per day. So Phase 2 is clearly having a significant impact on production. In fact, the Phase 2 wells produced an average rate of over 54,000 barrels per day for the 20 days in June.

In June, we indicated that volumes recoverable for Phase 2 may be below our initial expectations due to the change from horizontal to vertical wells. I think that's probably still the case but it won't be far below our original target because the redesigned wells are currently performing above expectations.

corporatefile.com.au
In 2001, Woodside produced 66 MMboe. What company wide production do you expect for 2002?

Director Australian Oil Keith Spence
Our production target for 2002 is similar to, possibly below, the levels we achieved in 2001. That target is unchanged but the actual result will depend on the performance of Laminaria Phase 2.

Domestic Gas production has been below plan, largely due to interruptions with the BHPB-DRI plant.

On the positive side, Cossack (WPL 16.7%) is producing substantially higher than planned, basically due to its production declining at a slower rate than expected.

The Corallina field is performing better than we expected and is offsetting, to a large degree, the problems we encountered with the earlier Laminaria Phase 2 wells.

Overall we're comfortable with the 2002 production and revenue estimates in the market. The impact of Phase 2 at Laminaria will certainly skew production and revenues to the second half.

corporatefile.com.au
In 2001, Woodside successfully commissioned the Legendre (WPL 45.9%) and Echo Yodel (WPL 16.7%) projects. What progress have you made with other development projects?

Director Australian Oil Keith Spence
There are two new projects currently under construction, LNG Train 4 on the North West Shelf (WPL 16.7%) and the Ohanet gas project (WPL 15%) in Algeria. Both projects are expected to be delivered on time and within budget.

We expect to complete Train 4 by June 2004. The total capital cost is A$1.6 billion (WPL share A$267.2 million). Currently, the project has achieved a major milestone of 2 million man hours without a lost time injury. That's indicative of a well managed project. Construction of the second trunk line for Train 4 commenced on June 7 which is an A$800 million project (WPL share A$133.6 million).

The Ohanet poject is over 60% complete with the drilling and construction having gone well and on track for completion by September 2003.

corporatefile.com.au
Cossack was expected to be plateauing now but it performed well in the June 2002

quarter, producing 1.9 million barrels of oil versus 1.8 million barrels of oil (for WPL's 16.7%) in the June 2001 quarter. What is the outlook for this field?

Director Australian Oil Keith Spence
Production for Cossack was higher than planned due to production declining at a slower rate than we expected and we expect this better than planned performance to continue for the remainder of the year. Exactly when the reservoir goes into decline is hard to tell but it continues to outperform the predictions of our reservoir model.

corporatefile.com.au
Legendre's (WPL 45.9%) production has been constrained by gas injection well performance. Production rate at the end of the quarter was 35,000 barrels per day. What plans are in place to improve output?

Director Australian Oil Keith Spence
In the March 2002 quarterly release, we indicated that production was constrained by gas injection well performance. The team addressing the problem came up with a plan that's increased production by about 5,000 barrels per day, up from around 30,000 barrels per day in April and May. We're now putting more permanent measures in place to correct the problem.

We found that it was becoming harder and harder to inject gas into the well. Some of the chemicals used in treating the surface facilities to prevent corrosion were getting into the well bore and inhibiting the gas injection. We now back flow the wells on a regular basis so that it cleans the perforations. We plan to do some work on removing the anti-corrosion chemical totally from the well bore. At the moment we're able to maintain production at the higher rate by back flowing the well about once a week for two to four hours. That's not a major down time but we're working on a more permanent solution.

corporatefile.com.au
How are development plans for Vincent, Enfield and Laverda (all WPL 100%) fields progressing?

Director Australian Oil Keith Spence
Plans are progressing well. The current 2P reserves plus scope for recovery we've booked for the WA-271-P area are 310 million barrels.

The results from the Enfield-4 appraisal well in February provide scope for further upside in those reserves. We'll carry out further appraisal of the fields in this quarter with the drilling of the Laverda-2 well.

By the end of 2002 we expect to select the concept for the first phase of the WA-271-P area development. Our current plan is to develop the area with a single floating production storage and offloading facility (FPSO), which will have nominal capacity of 100,000 barrels per day but with a tie back to a series of subsea completions.

The initial development would be on the Enfield discovery but Laverda and then probably Vincent will be tied back in an optimised sequence. We expect first oil from the first phase in 2006.

corporatefile.com.au
Thank you Keith.

For previous Woodside Open Briefings visit www.corporatefile.com.au

For further information on Woodside Petroleum Limited visit www.woodside.com.au